Exhibit 99.1

Cabbacis Provides First Half 2025 Corporate Update

Niagara Falls, New York – September 22, 2025 – Cabbacis (OTCQB: CABI), a U.S. federally-licensed tobacco-product manufacturer focused on harm-reduction products being developed under the iBlend™ brand name, today provided a corporate update in conjunction with the filing of its Semiannual Report on Form 1-SA for the first half ended June 30, 2025.

First Half 2025 and Subsequent Company Highlights

●	The Company’s net loss for the six-month period in 2025 was $735,560, as compared to $299,480 for the same period in 2024. Basic and diluted earnings per share (EPS) for the six-month period in 2025 were negative twelve cents ($0.12), as compared to negative five cents ($0.05) for the same period in 2024. As a development company, Cabbacis had no revenue for both six-month periods.

●	Released clinical trial results demonstrated that the Company’s patented iBlend™ cigarettes were highly rated for satisfaction on the standardized mCEQ questionnaire and significantly reduced cravings for usual brand cigarettes.

●	The Company’s patent portfolio was fortified to 35 issued patents with the recent issuance of U.S. Patent No. 12,349,724 for oral electronic vaporizer pods comprising blends of at least 5 mg of conventional-nicotine reconstituted tobacco and at least 5 mg of hemp, and separately, at least 5 mg of reduced-nicotine reconstituted tobacco and at least 5 mg of hemp.

●	Launched a Regulation A (Tier 2) offering to raise up to $7.5 million for product development and commercialization expenses, including FDA costs related to filing premarket tobacco product applications (PMTAs) for the U.S. market, tobacco and hemp plantings, general corporate purposes and potential acquisitions.

●	Engaged international investor relations specialists MZ Group to lead a strategic investor relations and financial communications program across all key markets.

The full text of the Company’s Semiannual Report on Form 1-SA for the first half ended June 30, 2025 was filed with the SEC on September 22, 2025 and can be found here.

Management Commentary

Joseph Pandolfino, Chief Executive Officer of Cabbacis, commented, “The first half of 2025 was highlighted by extremely positive clinical trial results for our iBlend™ cigarettes and our intellectual property portfolio was fortified as we focused on our FDA Premarket Tobacco Product Applications (PMTAs). We continue to build momentum to scale our first-to-market advantage for iBlend™ products combining reduced-nicotine tobacco and hemp ahead of the potential implementation of the proposed rule of the U.S. Food and Drug Administration (“FDA”) to make all cigarettes sold in the United States minimally or nonaddictive by limiting the level of nicotine in cigarettes (reduction of ~95%).

We contracted the Rose Research Center to carry out a pilot clinical trial on 16 smokers exclusively using four types of reduced-nicotine tobacco cigarettes made by Cabbacis during 3-hour ad libitum use sessions, which followed overnight abstinence from their usual brand cigarette. The nicotine content of all four cigarette types was reduced by approximately 95%, as compared to the average of mainstream American brands. Three iBlend™ cigarette types contained reduced-nicotine tobacco and each type had a different level of hemp (5%, 10% and 20%), and the fourth cigarette type contained reduced-nicotine tobacco without any hemp. The results demonstrated that our iBlend™ cigarettes were highly rated for satisfaction on the standardized mCEQ questionnaire and significantly reduced cravings for usual brand cigarettes.”

Mr. Pandolfino added, “We continued to fortify our robust intellectual property portfolio, and now hold patents in 31 countries for our vaporizer pods. Most recently, a U.S. patent issued which includes ten claims on pods for electronic vaporizers. Our patents now comprehensively cover across the world virtually any ratio of reduced-nicotine tobacco and hemp blended together in cigarettes and/or virtually any ratio of conventional-nicotine tobacco and hemp or reduced-nicotine tobacco and hemp blended together for vaporizer products.”

“Looking ahead, we are diligently working on advancing our commercialization pathway. We expect to file our first PMTA around January 2026, and in parallel to the FDA review process for the U.S. market, we plan to start marketing our technology and products internationally. The Company is actively exploring licensing and partnership opportunities in international markets during the FDA review phase, positioning Cabbacis to scale efficiently once U.S. authorizations are secured. We are confident in the inherent competitive advantages of our innovative products to become a major player in the global tobacco harm-reduction movement, and in tandem deliver long-term value for our shareholders,” concluded Pandolfino.

About Cabbacis

Cabbacis (OTCQB: CABI) is focused on commercializing groundbreaking, patented harm-reduction tobacco products for the world’s one billion smokers. Led by its flagship iBlend™ reduced-nicotine cigarettes and vaporizer pods in development, the Company is well positioned ahead of the proposed FDA rule to cap the nicotine content in all U.S. cigarettes. iBlend™ predominately contains tobacco combined with non-intoxicating hemp to assist in smoking or vaping less, transitioning to less harmful tobacco products, and/or increasing quit attempts. The Company also plans to commercialize reduced-nicotine tobacco cigarettes and little cigars without hemp and vaporizer pods with conventional-nicotine tobacco and hemp.

In a recent clinical trial reported by the Company, Cabbacis cigarettes were highly rated for satisfaction and significantly reduced cravings for usual brand cigarettes. Cabbacis holds a global patent portfolio of 35 issued patents and various pending patent applications – primarily covering tobacco-hemp combinations in cigarettes and vaporizer pods – across key markets including the United States, Europe, China, India, Japan, Indonesia, Russia, South Korea, Canada, Australia, New Zealand, Mexico and Brazil – where approximately two-thirds of the world’s smokers collectively reside.

To learn more, please visit cabbacis.com or follow us on LinkedIn or X.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities law. All statements other than statements of historical or current facts made in this document are forward-looking. We identify forward-looking statements in this document by using words or phrases such as “anticipate,” “believe,” “consider,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “likely,” “may,” “objective,” “potential,” “plan,” “predict,” “project,” “seek,” “should,” “will” and similar words or phrases and their negatives. Forward-looking statements reflect our current expectations and are inherently uncertain. Actual outcomes or results could differ materially for a variety of reasons. Factors that could cause actual results to differ materially are described in “Risk Factors” in our Regulation A Offering Circular qualified by the SEC on June 3, 2025 and in our Annual Report on Form 1-K for the period ended December 31, 2024 filed with the SEC. We undertake no responsibility to publicly update or revise any forward-looking statement except as required by applicable law.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of that state or jurisdiction.

Investor Relations Contact:

Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
CABI@mzgroup.us
www.mzgroup.us